RECEIVED

2007 JUN 19 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

07024582

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- . ANNOUNCEMENT

United Overseas Land Ltd

We have pleasure in enclosing the Announcement released on 7 June 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

SUPPL

PROCESSED
JUN 21 2007

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

dlw 6/20

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

ACQUISITION OF PROPERTY KNOWN AS OAKSWOOD HEIGHTS LOCATED AT SPOTTISWOODE PARK ROAD, SINGAPORE

The Board of Directors of UOL Group Limited ("**UOL**" or the "**Company**") is pleased to announce that the Company has, through its wholly–owned subsidiary UOL Development Pte Ltd ("**UOLD**"), successfully tendered for the proposed acquisition of the following property and has entered into a conditional sale and purchase agreement ("**S&PA**") in respect of the proposed acquisition, details of which are as follows:

(1) Property	:	Lot 931L TS23 at Spottiswoode Park Road, Singapore
(2) Tenure of Land	:	Freehold
(3) Total Land Area	:	approximately 63,717 square feet
(4) Purpose	:	It is intended that the Property will be developed together with the adjoining site currently known as Spottiswoode Apartment at 70 Spottiswoode Park Road, Singapore (which UOLD has entered into a conditional sale and purchase agreement to acquire) as one amalgamated residential project
(5) Purchase Price	:	S$132 million

UOLD has entered into the S&PA with the subsidiary proprietors of strata lots holding not less than 80% of the share values in the Property for the purchase of the Property. The sale and purchase of the Property is subject to certain conditions including the order for sale from the Strata Titles Board ("**STB Order**").

An initial deposit of S$100,000 ("**Initial Deposit**") has been paid on signing of the S&PA. A deposit of 5% of the Purchase Price (less the Initial Deposit) will be paid within 7 days of the date of the S&PA and a further deposit of 5% of the Purchase Price will be paid within 7 days of the receipt of the STB Order. The balance of the Purchase Price will be paid on completion, which is expected to take place 3 months from notice that the STB Order has been given.

The acquisition and subsequent redevelopment of the Property will be financed by internal funds and bank borrowings.

The acquisition is not expected to have a material financial impact on the UOL group's net tangible assets per share or earnings per share for the financial year ending 31 December 2007.

The Company is not aware that any of the Directors of the Company or any of the controlling shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 07/06/2007 to the SGX

END